100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

October 4, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluejay Diagnostics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 8, 2021

CIK No. 0001704287

Ladies and Gentlemen:

This letter is being submitted on behalf of Bluejay Diagnostics, Inc. (the “Company”) in response to the comment letter, dated September 24, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to its Draft Registration Statement on Form S-1 submitted September 8, 2021 (the “Draft Registration Statement”).

The Company’s Form S-1 Registration Statement (the “Registration Statement”) has been submitted to the Commission.

For the Staff’s convenience, we have repeated the Staff’s comment prior to the Company’s response in bold italics.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Company, page 2

1. We note your response to prior comment 4. Please revise to remove the statement that you could have potential FDA clearance in the fourth quarter of 2022 as this statement is speculative.

Response: The Registration Statement has been revised to delete the above referenced statement.

Securities and Exchange Commission

Symphony Advantages, page 2

2. We note your revised disclosure regarding the 2016 Japan study sponsored by Toray. Please revise to explain the significance of the chemiluminescent enzyme immunoassay (CLEIA) method. For example, clarify whether this is the current standard or method for measuring serum IL-6 concentrations in the blood

Response: The Company has revised the referenced disclosure in the Registration Statement.

Symphony IL-6, page 48

3. We note your revised disclosure in response to prior comment 11. Please revise to clarify if you are conducting a single clinical study at the University of Texas Southwestern Medical Center and Parkland Memorial Hospital or if these are separate clinical studies. For each clinical study, please revise to disclose the study endpoints and the number of patients you plan to enroll. Please also disclose which clinical studies are being conducted at William P. Clements Jr. University Hospital and Zale Lipshy Pavilion Hospital, when they began, the number of patients and the study endpoints.

Response: The Company has revised the disclosure in the Registration Statement to address the Staff’s comment.

Intellectual Property, Proprietary Technology, page 50

4. We note your revised disclosure in response to our prior comment 13. With respect your related patents in international territories, please revise to disclose the type of patent protection granted for each technology such as composition of matter, use or process, and the patent expiration dates.

Response: The Company has revised the disclosure in the Registration Statement as follows (emphasis added):

“We do not currently hold any patents directly. We rely on a combination either directly or through our license agreement with Toray of patent, copyright, trade secret, trademark, confidentiality agreements, and contractual protection to establish and protect our proprietary rights. We have licensed U.S. Patent Nos. 8,409,447 (“the ’447 patent”) and 8,821,813 (“the ’813 patent”). The ’447 patent is valid through at least February 2029 and is generally directed to a separation chip and a method for separating an insoluble components from a suspension with the separation chip. The ’813 patent is valid through at least March 2028 and is generally directed to a liquid-feeding chip, a liquid feeding method and analysis method. We have also licensed use or process patents covering the inventions and/or subject matter of the ’447 and ’813 patents in various international territories including Japan, Canada, China, Europe and South Korea, which are valid through at least February 2027.”

Notes to Condensed Consolidated Financial Statements

2. Significant Accounting Policies, page F-26

5. On page 37 you disclose the receipt of a $75,000 grant from the Massachusetts Growth Capital Corporation and we note that you recognized the full amount for the period ended June 30, 2021. Please disclose your accounting policy for grants received.

Response: The Company has revised the disclosure in the Registration Statement to address the Staff’s comment.

* * *

Securities and Exchange Commission

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Gordon Kinder, Chief Financial Officer
Ralph De Martino, Schiff Hardin LLP